UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33287 / October 31, 2018

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In the Matter of   :
                                                                                         :
NATIXIS FUNDS TRUST I   :
NATIXIS FUNDS TRUST II   :
NATIXIS FUNDS TRUST IV   :
NATIXIS ETF TRUST   :
NATIXIS ETF TRUST II   :
LOOMIS SAYLES FUNDS I   :
LOOMIS SAYLES FUNDS II   :
GATEWAY TRUST   :
NATIXIS ADVISORS, L.P.   :
                                                                                         :
888 Boylston Street   :
Boston, MA 02199   :
                                                                                         :
                                                                                         :
(812-14883)   :
                                                                                         :
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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Natixis ETF Trust, Natixis
ETF Trust II, Loomis Sayles Fund I, Loomis Sayles Funds II, Gateway Trust, and Natixis
Advisors, L.P. filed an application on March 9, 2018, and an amendment to the application on
August 17, 2018, and September 7, 2018, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act
and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order permits
applicants to enter into and materially amend subadvisory agreements without shareholder
approval and also grants relief from certain disclosure requirements.

On October 5, 2018, a notice of the filing of the application was issued (Investment Company
Act Release No. 33265). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Natixis ETF Trust, Natixis ETF Trust II, Loomis Sayles Fund I, Loomis Sayles Funds II, Gateway Trust, and Natixis Advisors, L.P. (File No. 812-14883) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary